CERAGON Networks
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FOR IMMEDIATE RELEASE

        Ceragon Networks(R) Reports First Quarter 2003 Financial Results

         TEL AVIV, Israel, May 1, 2003 - Ceragon Networks Ltd. (NASDAQ: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the first quarter, which ended March 31, 2003. Revenues for the first quarter were $7.0 million, up from $3.3 million for the first quarter of 2002 and from $6.1 million for the fourth quarter of 2002. This represents an increase of 114.4% as compared to the first quarter of 2002, and 15.9% as compared to the fourth quarter of 2002. This past quarter was Ceragon's sixth consecutive quarter of revenue growth.

         Gross profit for the first quarter of 2003 increased to $2.6 million, or 37.0% of revenues. This compares to gross profit for the first quarter of 2002 of $0.8 million, or 24.6% of revenues, and to gross profit for the fourth quarter of 2002 of $2.1 million, or 34.5% of revenues.

          Pro-forma net loss (*) for the first quarter of 2003 improved for the seventh consecutive quarter to $(1.7) million, or $(0.08) basic and diluted net loss per ordinary share. This compares to pro-forma net loss for the first quarter of 2002 of $(3.4) million, or $(0.15) basic and diluted net loss per ordinary share, and to pro-forma net loss for the fourth quarter of 2002 of $(2.2) million, or $(0.10) basic and diluted net loss per ordinary share. For an explanation of pro-forma results see the notes at * below.

         The company ended the first quarter of 2003 with $41.3 million in cash and liquid investments.

         "I am very proud of the Ceragon team as we keep showing consistent improvement across the board, building strong momentum and reinforcing our leadership position" said Shraga Katz, president and CEO, Ceragon Networks Ltd. "The revenue growth and improved financial metrics were achieved by our strategic focus on target markets, geographic expansion and product leadership - all of which enable us to take increased market share and show substantial growth."
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Ceragon Reports First Quarter 2003 Results - 2

         A conference call discussing Ceragon's results for the first quarter of 2003 will take place today, May 1, 2003, at 11:00 a.m. (EDT). Details can be found on Ceragon's website at www.ceragon.com. The live call and its replay will be accessible on Ceragon's website. The replay will be available through May 5, 2003.

* Pro-Forma Financial Presentation

Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, the pro-forma results for the year ended December 31, 2002, exclude expenses of $83 thousand, presented in non-recurring expenses (income), net and the pro-forma results for the three months ended March 31, 2003 exclude income of $82 thousand, presented in non-recurring expenses (income), net

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks and for private networks. Ceragon's modular FibeAir(TM) product family operates across multiple frequencies from 6 to 38 GHz, supports integrated high-capacity services from 155 to 622 Mbps over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon's FibeAir complies with North American and international standards and is installed with over 100 customers in more than 40 countries. More information is available at www.ceragon.com.


Ceragon Networks(R) and CeraView(R) are registered trademarks of Ceragon Networks Ltd. and Ceragon(TM), FibeAir(TM), PolyView(TM), ConfigAir(TM), CeraMon(TM), EtherAir(TM), QuickAir(TM), QuickAir Partner Program(TM), QuickAir Partner Certification Program(TM), QuickAir Partner Zone(TM), EncryptAir(TM) and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.

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Ceragon Reports First Quarter 2003 Results - 3

                                    PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (*)
                                 U.S. dollars in thousands, except share and per share data

                                                                                                           Year ended
                                                                        Three months ended March 31,      December 31,
                                                                       ------------------------------
                                                                            2003            2002              2002
                                                                       --------------- -------------- --------------------
                                                                                            Unaudited
                                                                       ---------------------------------------------------
 Revenues                                                               $     7,037      $     3,282    $      18,394
 Cost of revenues                                                             4,434            2,476           12,791
                                                                       --------------- -------------- --------------------

 Gross profit                                                                 2,603              806            5,603

 Operating expenses:
   Research and development                                                   2,172            2,185            9,143
   Less: participation by the Chief Scientist of the Government
     of Israel                                                                  450              356            1,870
                                                                       --------------- -------------- --------------------
   Research and development, net                                              1,722            1,829            7,273
   Sales and marketing                                                        2,364            2,272            9,130
   General and administrative                                                   510              499            2,031
                                                                       --------------- -------------- --------------------

 Total operating expenses                                                     4,596            4,600           18,434
                                                                       --------------- -------------- --------------------

 Operating loss                                                              (1,993)          (3,794)         (12,831)
 Financial income, net                                                          264              388            1,528
                                                                       --------------- -------------- --------------------

 Net loss                                                               $    (1,729)      $   (3,406)   $     (11,303)
                                                                       =============== ============== ====================

 Basic and diluted net loss per share                                   $     (0.08)      $    (0.15)   $       (0.51)
                                                                       =============== ============== ====================

 Weighted average number of shares used in computing basic and
   diluted net loss per share                                             22,609,179      22,229,418       22,375,939
                                                                       =============== ============== ====================



* Pro-Forma Financial Presentation

Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, the pro-forma results for the year ended December 31, 2002, exclude expenses of $83 thousand, presented in non-recurring expenses (income), net and the pro-forma results for the three months ended March 31, 2003 exclude income of $82 thousand, presented in non-recurring expenses (income), net

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Ceragon Reports First Quarter 2003 Results - 4


                                         CONSOLIDATED STATEMENTS OF OPERATIONS (*)
                                 U.S. dollars in thousands, except share and per share data

                                                                        Three months ended March 31,       Year ended
                                                                                                          December 31,
                                                                       ------------------------------
                                                                            2003             2002              2002
                                                                       --------------- -------------- --------------------
                                                                                    Unaudited
                                                                       ------------------------------

 Revenues                                                                  7,037            3,282          18,394
 Cost of revenues                                                          4,434            2,476          12,791
                                                                       --------------- -------------- --------------------

 Gross profit                                                              2,603              806            5,603

 Operating expenses:
   Research and development                                                2,172            2,185            9,143
   Less: participation by the Chief Scientist of the Government of
     Israel                                                                  450              356            1,870
                                                                        --------------- -------------- --------------------
 Research and development, net                                             1,722            1,829            7,273
 Sales and marketing, net                                                  2,364            2,272            9,130
 General and administrative                                                  510              499            2,031
 Amortization of deferred stock compensation (a)                             451              937            2,974
 Non recurring expenses (income), net                                        (82)               -               83
                                                                       --------------- -------------- --------------------
 Total operating expenses                                                  4,965            5,537           21,491
                                                                       --------------- -------------- --------------------
 Operating loss                                                           (2,362)          (4,731)        (15,888)
 Financial income, net                                                       264              388            1,528
                                                                       --------------- -------------- --------------------

 Net loss                                                              $  (2,098)      $   (4,343)     $  (14,360)
                                                                       =============== ============== ====================

 Basic and diluted net loss per share                                  $   (0.09)      $    (0.20)     $    (0.64)
                                                                       =============== ============== ====================

 Weighted average number of shares used in computing basic and
   diluted net loss per share                                         22,609,179       22,229,418       22,375,939
                                                                     ===============  ==============  ====================

 (a)      Amortization of deferred stock
          compensation relates to the following:
          Cost of revenues                                             $      37      $        68      $       214
          Research and development                                           136              313              958
          Sales and marketing                                                171              331            1,072
          General and administrative                                         107              225              730
                                                                       --------------- -------------- --------------------

        Total amortization of deferred stock compensation              $     451      $       937      $     2,974
                                                                       =============== ============== ====================





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Ceragon Reports First Quarter 2003 Results - 5

                                                  CONSOLIDATED BALANCE SHEETS
                                   U.S. dollars in thousands, except share and per share data

                                                                                          March 31,            December 31,
                                                                                             2003                  2002
                                                                                      ------------------    ------------------
                                                                                           Unaudited

   ASSETS
 CURRENT ASSETS:
  Cash and cash equivalents                                                           $     5,456             $    4,688
  Short-term bank deposits                                                                 10,963                 10,853
  Marketable securities                                                                    12,574                 11,743
  Trade receivables, net                                                                    3,085                  4,329
  Other accounts receivable and prepaid expenses                                            2,279                  1,268
  Inventories                                                                               7,987                  8,054
                                                                                      ------------------    ------------------

 Total current assets                                                                      42,344                 40,935
                                                                                      ------------------    ------------------

 LONG-TERM INVESTMENTS:
  Long-term marketable securities                                                          12,347                 11,675
  Long-term bank deposits                                                                       -                  4,214
  Severance pay funds                                                                       1,305                  1,200
                                                                                      ------------------    ------------------

 Total long-term investments                                                               13,652                 17,089
                                                                                      ------------------    ------------------

 PROPERTY AND EQUIPMENT, NET                                                                3,264                  3,616
                                                                                      ------------------    ------------------

 Total assets                                                                         $    59,260             $   61,640
                                                                                      ==================    ==================

   LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
  Trade payables                                                                            5,601                  5,744
  Other accounts payable and accrued expenses                                               4,078                  4,805
                                                                                      ------------------    ------------------

 Total current liabilities                                                                  9,679                 10,549
                                                                                      ------------------    ------------------

 ACCRUED SEVERANCE PAY                                                                      1,962                  1,825
                                                                                      ------------------    ------------------

 SHAREHOLDERS' EQUITY:
  Share capital:
  Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of December 31, 2002 and March 31, 2003; issued
   and outstanding: 22,578,346 and 22,670,846 as of December 31, 2002
 and March 31, 2003, respectively                                                              56                    56
  Additional paid-in capital                                                              169,285                169,286
  Deferred stock compensation                                                              (1,320)                (1,772)
  Accumulated deficit                                                                    (120,402)              (118,304)
                                                                                      ------------------    ------------------

 Total shareholders' equity                                                                47,619                 49,266
                                                                                      ------------------    ------------------

 Total liabilities and shareholders' equity                                           $    59,260             $   61,640
                                                                                      ==================    ==================


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Ceragon Reports First Quarter 2003 Results - 6


This press release may contain statements concerning Ceragon's future prospects that are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include:
Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon's products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

                                       ###

Contacts:

Daphna Golden
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com